Axalta Coating Systems Ltd.

Two Commerce Square

2001 Market Street

Suite 3600

Philadelphia, PA 19103

August 10, 2015

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Axalta Coating Systems Ltd. Registration Statement on Form S-1 File No. 333-205653

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Axalta Coating Systems Ltd. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 File No. 333-205653, as amended, so that it may become effective at 3:00 p.m. on Tuesday, August 11, 2015 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Please call Jason M. Licht of Latham & Watkins LLP at (202) 637-2258 to provide notice of effectiveness.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

August 10, 2015

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 10, 2015

Very truly yours, Axalta Coating Systems Ltd.

By:	/s/ Robert W. Bryant

Name: Robert W. Bryant Title: Executive Vice President and Chief Financial Officer

cc:	Charles W. Shaver of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.

Patrick H. Shannon of Latham & Watkins LLP

Jason M. Licht of Latham & Watkins LLP